UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

OMNICOMM SYSTEMS, INC.
(Name of Issuer)
Common Stock, $0.001 par value
(Title of Class of Securities)
68212 U 10 4
(CUSIP Number)
Keith D. Schneck
ERESEARCHTECHNOLOGY, INC.
1818 Market Street
Philadelphia, PA 19103
(215) 972-0420
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 23, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	68212 U 10 4

1	NAMES OF REPORTING PERSONS ERESEARCHTECHNOLOGY, INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		8,100,000 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		8,100,000 shares

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,100,000 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No. 68212 U 10 4	13D

Item 1.	Security and Issuer
The security that is the subject of this Schedule 13D is common stock, $0.001 par value, of OmniComm Systems, Inc., a Delaware corporation (“Issuer”).
The name and address of the Issuer are OmniComm Systems, Inc., 2101 W. Commercial Blvd. Suite 4000, Ft. Lauderdale, FL 33331.

Item 2.	Identity and Background
(a)-(c) and (f):
The Reporting Person is a corporation organized and existing under the laws of Delaware, the principal offices of which are located at 1818 Market Street, Philadelphia, Pennsylvania 19103. The Reporting Person’s principal business is a provider of cardiac safety and ePRO technology and services to the global biopharmaceutical and medical device industries.
Certain information concerning the directors and executive officers of the Reporting Person is set forth below:
Joel Morganroth, M.D. is the chairman of the board of directors and Chief Scientific Officer of the Reporting Person. His business address is 1818 Market Street, Philadelphia, Pennsylvania 19103 and he is a United States citizen.
Michael J. McKelvey, M.A., Ph.D. is the President and Chief Executive Officer and Director of the Reporting Person. His business address is 1818 Market Street, Philadelphia, Pennsylvania 19103 and he is a United States citizen.
Sheldon M. Bonovitz is a director of the Reporting Person and is Chairman Emeritus of and counsel to Duane Morris LLP. His business address is 30 South 17th Street, Philadelphia, Pennsylvania 19103 and he is a United States citizen.
Michael F. DeMane is a director of the Reporting Person and is Senior Advisor with Thomas, McNerney & Partners. His business address is 1818 Market Street, Philadelphia, Pennsylvania 19103 and he is a United States citizen.
Gerald A. Faich, M.D., M.P.H. is a director of the Reporting Person and is Senior Vice President of UBC Epidemiology and Risk Management. His business address is 1818 Market Street, Philadelphia, Pennsylvania 19103 and he is a United States citizen.
Elam M. Hitchner, III is a director of the Reporting Person and is a legal consultant for Pepper Hamilton LLP. His business address is 3000 Two Logan Square, 18th and Arch Streets, Philadelphia, Pennsylvania 19103 and he is a United States citizen.
Stephen S. Phillips is a director of the Reporting Person and is Special Counsel to Medtronic, Inc. His business address is 1818 Market Street, Philadelphia, Pennsylvania 19103 and he is a United States citizen.
Stephen M. Scheppmann is a director of the Reporting Person and is Executive Vice President and Chief Financial Officer of Teradata Corporation Technologies, Inc. His business address is 1818 Market Street, Philadelphia, Pennsylvania 19103 and he is a United States citizen.

CUSIP No. 68212 U 10 4	13D
Keith D. Schneck is Executive Vice President, Chief Financial Officer and Secretary of the Reporting Person. His business address is 1818 Market Street, Philadelphia, Pennsylvania 19103 and he is a United States citizen.
John M. Blakeley is Executive Vice President, Global Sales and Marketing for the Reporting Person. His business address is 1818 Market Street, Philadelphia, Pennsylvania 19103 and he is a citizen of the United Kingdom.
Thomas P. Devine is Executive Vice President and Chief Development Officer of the Reporting Person. His business address is 1818 Market Street, Philadelphia, Pennsylvania 19103 and he is a United States citizen.
Amy Furlong is Executive Vice President, Cardiac Safety of the Reporting Person. Her business address is 1818 Market Street, Philadelphia, Pennsylvania 19103 and she is a United States citizen.
Jeffrey S. Litwin, M.D., F.A.C.C. is Executive Vice President and Chief Medical Officer of the Reporting Person. His business address is 1818 Market Street, Philadelphia, Pennsylvania 19103 and he is a United States citizen.
Robert S. Brown is Senior Vice President, Strategic Marketing, Planning & Partnerships of the Reporting Person. His business address is 1818 Market Street, Philadelphia, Pennsylvania 19103 and he is a United States citizen.
George Tiger is Senior Vice President, Americas Sales of the Reporting Person. His business address is 1818 Market Street, Philadelphia, Pennsylvania 19103 and he is a United States citizen.
(d)-(e)
During the last five years, neither the Reporting Person nor, to the Reporting Person’s best knowledge, any of its directors or executive officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration
The Reporting Person acquired 8.1 million shares of Issuer’s common stock (the “Shares”) in consideration for the sale by the Reporting Person to the Issuer of certain assets relating exclusively to the Reporting Person’s electronic data capture (“EDC”) business, consisting primarily of software applications and fixed assets, and $1.15 million in cash. The Issuer also assumed certain liabilities relating to the Reporting Person’s EDC business, including deferred revenue, and the Reporting Person agreed to a limited two-year noncompetition covenant.

CUSIP No. 68212 U 10 4	13D

Item 4.	Purpose of the Transaction
The Reporting Person acquired the Shares for investment purposes. Neither the Reporting Person or any person named in Item 2 hereof has any plans or proposals which relate to or would result in any of the events enumerated in subparagraphs (a) through (j) of Item 4 of Schedule 13D reiterated below:
(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer
(a) The Reporting Person beneficially owns 8,100,000 shares of the Issuer’s common stock, or approximately 9.5% of the outstanding common stock of the Issuer. No other person named in Item 2 beneficially owns shares of common stock of the Issuer.
(b) The Reporting Person has the sole power to vote or to direct the vote, and sole power to dispose or direct the disposition of, the Shares, subject to the restrictions set-forth in the Lock-Up and Registration Rights Agreement discussed in Item 6 below.
(c) Within the past sixty days, neither the Reporting Person nor any other person named in Item 2 has entered into any other transactions in the Issuer’s common stock.
(d) Not applicable.
(e) Not applicable.

CUSIP No. 68212 U 10 4	13D

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
In connection with the acquisition of the Shares, the Issuer and the Reporting Person entered into a Lock-up and Registration Rights Agreement pursuant to which, among other things, the Reporting Person agreed not to sell or otherwise dispose of the Shares for twelve months (“Lock-up Period”). In addition, the Issuer granted registration rights to the Reporting Person pursuant to which the Reporting Person, at any time following the Lock-up Period, may request Issuer to file a registration statement to register the Shares within pre-defined periods and circumstances. The Reporting Person also received “piggyback” registration rights, pursuant to which the Reporting Person may require Issuer to register all or any part of the Shares then held by the Reporting Person when the Issuer files registration statements for purposes of effecting a public offering of the Issuer’s securities under certain circumstances.
The foregoing description of the Lock-up and Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is filed as Exhibit 1 hereto and incorporated herein by reference.

Item 7.	Material to be filed as Exhibits
Exhibit 1: Lock-Up and Registration Rights Agreement dated as of June 23, 2009 between the Reporting Person and the Issuer.
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
July 6, 2009

ERESEARCHTECHNOLOGY, INC.
By:	/s/ Keith D. Schneck
Keith D. Schneck, Executive Vice President, Chief Financial Officer and Secretary